

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2018

Martin A. Kropelnicki
Chief Executive Officer
California Water Service Group
1720 North First Street
San Jose, CA, 95112

> **Re: SJW Group**
> **PREC14A filed May 2, 2018**
> **DFAN14A filed May 2, 2018**
> **DFAN14A filed May 11, 2018**
> **Filed by California Water Service Group**
> **File No. 001-08966**

Dear Mr. Kropelnicki:

We have limited our review of your proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your statement that your proposal would be "economically superior" to the proposed CTWS Merger for SJW stockholders; however, it is not clear how you are measuring such economic superiority, given that you cannot know with certainty what value might accrue to SJW shareholders if the CTWS merger is consummated. Please revise to clarify the basis for this statement or remove such statements.

2. We also note your statement that, "if the Proposed CTWS Merger is completed, the SJW stockholders will retain their SJW Shares and receive no premium, while paying CTWS shareholders a premium of 18% . . . ." Given that the matter subject to approval by SJW's stockholders is the issuance of additional shares to CTWS—not the receipt of additional consideration—these statements are inappropriate without acknowledging as much.

3. Where you assert the risks to the combined entity of operating in a different regulatory environment 3,000 miles away, please balance the disclosure by noting that SJW's current CEO Eric Thornburg previously ran CTWS and, therefore, is presumably familiar with both regulatory environments at this point and certainly with the regulatory environment in which CTWS operates.

4. On page 1 and elsewhere in the proxy statement where you use similar language, clarify what you mean by the reference to "timely."

5. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please provide support for the following statements:

   - If the Proposed CTWS Merger is completed, SJW stockholders would "be forced to wait for uncertain economic benefits that would not fully accrue until the long term" (in supporting this belief, modify this assertion to define what you mean by the "long term" in this context and to explain the basis for your belief that the combination of SJW and CTWS would not immediately represent an economic benefit to SJW shareholders);

   - The Board and CEO of the post-merger entity "are largely unfamiliar with the San Jose community and unique challenges of running a California-based water utility," and that 6 out of 12 directors for the new SJW/CTWS Board would come from CTWS, considering our understanding that, immediately following the merger, 7 of the 12 board members will be selected by SJW Group (Mr. Thornburg is currently employed by SJW despite the fact that he was formerly associated with CTWS);

   - Your belief that "regulators in [Connecticut and Maine] have no formal relationships with SJW given SJW's lack of operations in either state" (see our comment above regarding Mr. Thornburg's prior relationship with CTWS);

   - "We are confident in our ability to finance this transaction . . . ;" and

   - The acquisition by California Water of SJW would require regulatory approvals "which we believe we can timely obtain" (provide support and also explain what you mean by "timely" in this context).

Solicitation of Proxies, page 15

6. State the total amount estimated to be spent and the total expenditures to date. Refer to Item 4(b)(4) of Schedule 14A.

Schedule II, page II-1

7. In this section you purport to disclose the security ownership of SJW principal
stockholders and management, but your disclosure appears incomplete. In this regard,
we note that you do not disclose ownership of deferred stock awards or restricted stock
units covering shares of SJW's common stock. Please amend to provide complete
disclosure, or remove references to any incomplete disclosure regarding beneficial
ownership.

DFAN14A Filed May 2, 2018

8. Please confirm your understanding that any soliciting material published, sent, or given to
security holders must be filed with the Commission no later than the date the material is
first published, sent, or given to security holders. In this regard, we note that your press
release dated April 26, 2018 was not filed with the Commission until May 2, 2018. Refer
to Rule 14a-12(b).

9. See our comment above. Each statement or assertion of opinion or belief must be clearly
characterized as such, and a reasonable factual basis must exist for each such opinion or
belief. Please provide support for the following statements:

- "California water offers a *clear path* to completing the transaction in a timely manner
(emphasis added);"

- The SJW Board has engaged in a "continuing and emerging pattern of governance
practices that hurt their stockholders, employees, customers, and local communities;"

- You will "ensure that SJW stockholders have all the facts and resources necessary to
determine the best path forward for SJW. California Water is communicating closely
with employees, customers and local communities…;"

- The "SJW all-stock merger with Connecticut Water is *clearly* inferior for SJW
stockholders (emphasis added);"

- You are "widely recognized as one of the industry's leading employers…;"

- "[C]ustomers would receive benefits from cost savings and better service…" and
"meaningful cost savings to be shared with customers;"

- "[M]eaningful synergies [are] expected," and you expect the proposal to "be accretive
to earnings;" and

- You have "intimate familiarity with SJW and its operations."

10. We note your disclosures in your Proposal presentation slides related to your offer summary. Please refrain from implying that your offer is certain, considering your proposal is non-binding and subject to numerous regulatory approvals. For example, you discuss the benefits of the proposal in present terms. Refer to Exchange Act Rule 14a-9.

DFAN14A filed May 11, 2018

11. See our comment above. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Further, please refrain from implying that SJW has made an untrue statement, as opposed to stating its views that certain facts support certain determinations.   In this regard, we note your statements that:

- "SJW's Board of Directors is continuing to resort to fear-mongering and hyperbole, while ignoring the facts, to pressure its stockholders into accepting an inferior no-premium transaction;"

- "SJW failed to disclose [a] *highly material* fact (emphasis added)" and "continues to hide it from its stockholders;" and

- "It's time for SJW's Board to stop making *baseless* assertions (emphasis added)" and is continuing with a "misinformation campaign."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Mara Ransom, Assistant Director, Office of Consumer Products, at (202) 551-3720, or me at (202) 551- 3263 with any other questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions